UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File No. 001-33580

KEEGAN RESOURCES INC.
(Translation of registrant's name into English)

Suite 600-1199 West Hastings Street, Vancouver, BC  V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process, dated December 3, 2009
99.2	Short Form Prospectus (Final) dated December 3, 2009
99.3	Consent letter of other expert (NI 44-101) – Brian Wolfe, dated December 3, 2009
99.4	Consent letter of underwriters’ legal counsel (NI 44-101) – Miller Thomson LLP, dated December 3, 2009
99.5	Consent letter of issuer’s legal counsel (NI 44-101) – Lang Michener LLP, dated December 3, 2009
99.6	Consent letter of auditor (NI 44-101) – BDO Dunwoody LLP, dated December 3, 2009
99.7	Decision Document (Final) of the British Columbia Securities Commission, dated December 3, 2009, in respect of the Short Form Prospectus dated December 3, 2009
99.8	Material Change Report dated December 9, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEEGAN RESOURCES INC.

Date:  February 15, 2013

By:
/s/ Greg McCunn
Greg McCunn
Chief Financial Officer